UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule TO

(Amendment No. 10)

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CALLWAVE, INC.

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

Common Stock

(Title of Class of Securities)

13126N

(CUSIP Number of Class of Securities)

Jeffrey M. Cavins

President and Chief Executive Officer

CallWave, Inc.

136 W. Canon Perdido Street, Ste. C

Santa Barbara, CA 93101

(805) 690-4100

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Michael E. Pfau, Esq.

Reicker, Pfau, Pyle & McRoy LLP

1421 State Street, Ste. B

Santa Barbara, CA 93101

(805) 966-2440

CALCULATION OF FILING FEE

Transaction Valuation *	Amount of Filing Fee
$ 12,176,183.00	$679.43

*	Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $679.43

Form or Registration No.: SC TO-I

Filing Party: CallWave, Inc.

Date Filed: May 5, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☑	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Amendment No. 10 to Tender Offer Statement amends and supplements the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on May 5, 2009, by CallWave, Inc., a Delaware corporation, as amended by Amendment No. 1 to Schedule TO filed on May 8, 2009, as amended by Amendment No. 2 to Schedule TO filed May 13, 2009, as amended by Amendment No. 3 to Schedule TO filed May 15, 2009, as amended by Amendment No. 4 to Schedule TO filed May 21, 2009, as amended by Amendment NO. 5 to Schedule TO filed on May 22, 2009, as amended by Amendment No. 6 to Schedule TO filed on May 27, 2009, as amended by Amendment No. 7 to Schedule TO as filed on May 29, 2009, as amended by Amendment No. 8 to Schedule TO as filed on May 29, 2009, and as amended by Amendment No. 9 to Schedule TO filed June 2, 2009. CallWave has made an offer to holders of all currently outstanding common stock, par value $0.0001 per share (the “Common Stock”), the opportunity to voluntarily tender their shares of Common Stock at an offer price of $1.15 per share, subject to the terms and conditions set forth in the Offer to Purchase for Cash.

Items 1 through 9 and 11

Items 1 through 9 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase for Cash, are hereby amended and supplemented as follows:

The Expiration Date of the Offer has been extended to 12:00 a.m. (midnight) New York City Time, on Friday June 5, 2009. In order to reflect the extension of the Expiration Date of the Offer, the date and time of “June 4, 2009” at “5:00 p.m.” shall hereby be replaced in the Offer to Purchase for Cash, as appropriate, with “June 5, 2009” and “12:00 a.m. (midnight)”.

Item 10. Financial Statements

The financial statements included in Item 6 in CallWave’s Annual Report on Form 10-K for the annual period ending June 30, 2008, are incorporated herein by reference.

Item 12. Exhibits

All references to the date and time of “June 4, 2009” at “5:00 p.m.” as the expiration date of the offer in Exhibits (a)(1) through (7); and (a)(10) incorporated by reference as Exhibits to the Schedule TO are hereby replaced with “June 5, 2009” and “12:00 a.m. (midnight)”.

Exhibit No.	Description
(a)(14)	Current Report on Form 8-K as filed with the Commission on June 4, 2009 (incorporated herein by reference).

(a)(15)	Press Release announcing extension of Tender Offer on June 4, 2009 (incorporated herein by reference). *

(a)(16)	Current Report on Form 8-K as filed with the Commission on June 4, 2009 (incorporated herein by reference).

*	Filed herewith

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 4, 2009	CALLWAVE, INC., a Delaware corporation

	By:	/s/ Jeffrey M. Cavins
Jeffrey M. Cavins
Its President and Chief Executive Officer